UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 11, 2004



NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 5. OTHER EVENTS

On May 11, 2004, the Registrant issued a press release, which is attached as Exhibit 99.1 to this Report and incorporated by reference herein.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

    (c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated May 11, 2004	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                Registrant

Date: May 11, 2004   /s/ Mark T. Schwetschenau
                                                   Mark T. Schwetschenau
                                                   Vice President and Controller
                                                   (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated May 11, 2004	E-1

Exhibit 99.1

NAVISTAR PLANS TO REDUCE INTEREST EXPENSE THROUGH REFINANCING OF $250 MILLION SENIOR SUBORDINATED DEBT

Commences Tender Offer, Consent Solicitations and
Assumption of Finance Subsidiary Debt for Cash

WARRENVILLE, Ill. – May 11, 2004 – Navistar International Corporation (NYSE: NAV) announced today it plans to refinance its $250 million 8 percent senior subordinated notes due in 2008.

The company said the refinancing is contingent upon obtaining certain amendments from existing bondholders of its $400 million 9 3/8 percent senior notes due in 2006 to permit the refinancing and to amend certain other existing covenants.

Robert C. Lannert, Navistar vice chairman and chief financial officer, said the proposed refinancing reflects the company's recent stronger financial performance.

"This refinancing allows us to obtain attractive interest rates that will reduce on-going interest expense and extend the maturity schedule for the company's debt." Lannert said. "In addition to lengthening our maturities and reducing interest expense, these refinancing activities will provide us with greater flexibility as we pursue our growth objectives, including our goal of growing revenue to $15 billion during the current business cycle."

Lannert also announced the company plans to assume the $220 million 4.75 percent convertible subordinated debt due in 2009 from Navistar Financial Corporation, its finance subsidiary, and receive approximately $170 million in cash from its finance subsidiary as compensation for assumption of the debt. Navistar previously received $50 million from its finance subsidiary as compensation for providing the shares in case the bonds convert.

The redemption offer and senior notes amendment are contingent upon a variety of conditions including completion of raising additional funds sufficient to fund the redemption offer using a capital market transaction. The company expects all conditions will be completed by May 28, 2004.

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Exhibit 99.1 (con't)

Following are the specifics of the transactions:

$250 Million Senior Subordinated Notes Due 2008 (CUSIP: 638901AP3)

- The company plans to refinance its 8 percent senior subordinated notes due in 2008 by raising additional funds using a capital market transaction, which it expects to complete on or about May 28, 2004.

- The company has launched a cash tender offer for any and all of these senior subordinated notes, which is scheduled to expire at 5:00 p.m. EDT June 9, 2004, unless extended or earlier terminated. Holders who validly tender their senior subordinated notes by 5:00 p.m. EDT May 24, 2004, will receive total consideration of $1,029.20 per $1,000 principal amount (if such notes are accepted for purchase). Holders who validly tender their senior subordinated notes after 5:00 p.m. EDT May 24, 2004, and prior to the tender expiration date will receive total consideration of $1,000 per $1,000 principal amount (if such notes are accepted for purchase).

- In either case, holders who validly tender their senior subordinated notes will be paid accrued and unpaid interest up to, but not including, the date of payment (if such notes are accepted for purchase).

- The company has also launched a consent amendment solicitation with regard to the senior subordinated notes that will expire at 5:00 p.m. EDT May 24, 2004, unless extended or earlier terminated. Holders may not tender their senior subordinated notes without delivering consents or deliver consents without tendering their senior subordinated notes prior to 5:00 p.m. EDT, May 24, 2004.

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Exhibit 99.1 (con't)

Page Three/Financing

- Holders of tendered notes will be paid upon completion of the refinancing transaction, which is expected to occur prior to the tender expiration date.
- Holders tendering their notes will be required to consent to certain proposed amendments to the indenture governing the senior subordinated notes.
- The company currently plans to call any senior subordinated notes not tendered at the applicable call price of $1,026.70 per $1,000 principal amount.

Consent Amendment Solicitation on $400 Million Senior Notes

Due 2006 (CUSIP: 63934EAE8)

- The company plans to solicit to obtain certain amendments from existing bondholders of its $400 million senior notes due in 2006 to allow for the refinancing of the senior subordinated notes, to amend certain covenants of the existing senior notes and to permit the assumption of the finance subsidiary's convertible subordinate debt.
- The consent solicitation with regard to the existing $400 million senior notes will expire at 5:00 p.m. EDT May 24, 2004, unless extended or earlier terminated.
- Holders of senior notes who validly deliver consents prior to the consent expiration date will receive a consent payment in cash equal to $5.00 per $1,000 principal amount of senior notes consented (if the requisite consents are obtained and the other conditions of the solicitation are satisfied).
- Holders of consented senior notes will be paid upon completion of the refinancing transaction, which is expected to occur prior to the tender expiration date.

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Exhibit 99.1 (con't)

Page Four/Financing

Navistar to Assume Finance Subsidiary's Convertible Subordinated Debt

- The company intends to assume the $220 million 4.75 percent convertible subordinated debt due in 2009 from its finance subsidiary, Navistar Financial Corporation.

- As compensation for the assumption of this debt, the company will receive approximately $170 million in cash from its finance subsidiary.

- The company previously received $50 million from its finance subsidiary as compensation for providing the shares in case the bonds convert.

- No action is required by the finance company's convertible debt bondholders for the assumption of the debt by the company.

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation. The company produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With the broadest distribution network in North America, the company also provides financing for customers and dealers. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. Additional information is available at www.nav-international.com.

Forward Looking Statements

Statements contained in this news release that are not purely historical are forward -looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this news release and we assume no obligation to update the information included in this news release. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. For a further description of these factors, see Exhibit 99.1 to our Form 10-K for the fiscal year ended October 31, 2003